UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	October 28, 2025

Skyworks Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-05560	04-2302115
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5260 California Avenue Irvine, California		92617
(Address of principal executive offices)		(Zip Code)

(949)	231-3000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.25 per share	SWKS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

The information contained in this Item 2.02 and in the exhibit attached hereto as Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 28, 2025, Skyworks Solutions, Inc. (the “Registrant”), issued a press release in which it announced preliminary fourth fiscal quarter and fiscal year-end results for the period ended October 3, 2025. A copy of the press release is attached hereto as Exhibit 99.1.

Item 8.01	Other Events.

On October 28, 2025, the Registrant announced that its board of directors had declared a cash dividend on the Registrant’s common stock of $0.71 per share, payable on December 9, 2025, to its stockholders of record as of the close of business on November 18, 2025.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Registrant’s Press Release dated October 28, 2025
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibit 101)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Skyworks Solutions, Inc.

October 28, 2025	By:	/s/ Philip Carter
	Name:	Philip Carter
	Title:	Senior Vice President and Chief Financial Officer

Exhibit 99.1

Skyworks Reports Preliminary Q4 and Full Year FY25 Results

•	Delivers Q4 Revenue of $1.10 Billion

•	Posts Q4 GAAP Diluted EPS of $1.07 and Non-GAAP Diluted EPS of $1.76

•	Skyworks and Qorvo Combine to Create a $22[1] Billion U.S.-Based Leader in High-Performance Radio Frequency (RF), Analog and Mixed-Signal Solutions

•	Full Fourth Quarter and Full Year 2025 Financial Results to be Announced on November 4, 2025

IRVINE, Calif., October 28, 2025 – Skyworks, Inc. (Nasdaq: SWKS), a leading developer, manufacturer and provider of analog and mixed-signal semiconductors and solutions for numerous applications, today reported preliminary fourth fiscal quarter and fiscal year-end results for the period ended October 3, 2025.

Preliminary Fourth Fiscal Quarter Results Highlights:

•	Revenue of $1.10 Billion

•	GAAP Operating Income of $135 Million and Non-GAAP Operating Income of $264 Million

•	GAAP Diluted EPS of $1.07 and Non-GAAP Diluted EPS of $1.76

•	Operating Cash Flow of $200 Million and Free Cash Flow of $144 Million

•	Declares Quarterly Dividend of $0.71 Per Share

Preliminary Annual Fiscal 2025 Results Highlights:

•	Revenue of $4.09 Billion

•	GAAP Operating Income of $524 Million and Non-GAAP Operating Income of $995 Million

•	GAAP Diluted EPS of $3.20 and Non-GAAP Diluted EPS of $5.93

•	Operating Cash Flow of $1.30 Billion and Free Cash Flow of $1.11 Billion

See tables below for the reconciliation of GAAP to Non-GAAP measures.

These results are preliminary and unaudited and are subject to change based on the completion of the company’s normal year-end audit process. As a result, these preliminary results may be different from the actual results that will be reflected in Skyworks’ consolidated financial statements for the quarter and fiscal year ended October 3, 2025, when they are released.

Agreement to Combine with Qorvo

In a separate press release issued today, Skyworks announced a definitive agreement to combine with Qorvo in a cash-and-stock transaction to create a U.S.-based, leader in high-performance radio frequency (RF), analog, and mixed-signal semiconductors. The transaction is expected to close in early calendar year 2027, subject to regulatory approvals and customary closing conditions, including shareholder approvals.

As previously announced, Skyworks plans to report its fourth quarter fiscal 2025 results and business outlook on November 4, 2025. On that day, management will hold a conference call and webcast at 4:30 p.m. EST to review and discuss the results for the period. Playback of the conference call will be available on Skyworks’ website at www.skyworksinc.com/investors beginning at 9 p.m. EST on November 4.

1 Represents combined enterprise value as of the market close October 27, 2025.

SKYWORKS SOLUTIONS, INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	Three Months Ended		Twelve Months Ended
(in millions)	October 3, 2025	September 27, 2024	October 3, 2025	September 27, 2024
GAAP operating income	$135.0	$59.5	$524.0	$637.4
Share-based compensation expense [a]	63.5	38.2	232.4	180.3
Acquisition-related expenses	1.9	0.2	5.4	1.8
Amortization of acquisition-related intangibles	37.8	40.2	153.3	161.1
Settlements, gains, losses, and impairments	(2.6)	131.8	(4.5)	141.9
Restructuring and other charges	28.4	3.6	84.7	14.7
Non-GAAP operating income	$264.0	$273.5	$995.3	$1,137.2
GAAP operating margin %	12.3%	5.8%	12.8%	15.3%
Non-GAAP operating margin %	24.0%	26.7%	24.4%	27.2%

	Three Months Ended		Twelve Months Ended
(in millions)	October 3, 2025	September 27, 2024	October 3, 2025	September 27, 2024
GAAP net income	$161.0	$60.5	$496.7	$596.0
Share-based compensation expense [a]	63.5	38.2	232.4	180.3
Acquisition-related expenses	1.9	0.1	5.4	1.8
Amortization of acquisition-related intangibles	37.8	40.2	153.3	161.1
Settlements, gains, losses, and impairments	(2.6)	131.0	(4.5)	141.1
Restructuring and other charges	28.4	3.6	84.7	14.6
Tax adjustments	(26.3)	(23.7)	(48.9)	(82.2)
Non-GAAP net income	$263.7	$249.9	$919.1	$1,012.7

	Three Months Ended		Twelve Months Ended
	October 3, 2025	September 27, 2024	October 3, 2025	September 27, 2024
GAAP net income per share, diluted	$1.07	$0.37	$3.20	$3.69
Share-based compensation expense [a]	0.43	0.24	1.50	1.12
Acquisition-related expenses	0.01	—	0.03	0.01
Amortization of acquisition-related intangibles	0.25	0.25	0.99	1.00
Settlements, gains, losses, and impairments	(0.02)	0.82	(0.03)	0.87
Restructuring and other charges	0.19	0.02	0.55	0.09
Tax adjustments	(0.17)	(0.15)	(0.31)	(0.51)
Non-GAAP net income per share, diluted	$1.76	$1.55	$5.93	$6.27

	Three Months Ended		Twelve Months Ended
(in millions)	October 3, 2025	September 27, 2024	October 3, 2025	September 27, 2024
GAAP net cash provided by operating activities	$200.0	$476.0	$1,300.8	$1,824.7
Capital expenditures	(56.0)	(82.8)	(195.0)	(157.0)
Non-GAAP free cash flow	$144.0	$393.2	$1,105.8	$1,667.7
GAAP net cash provided by operating activities margin %	18.2%	46.4%	31.8%	43.7%
Non-GAAP free cash flow margin %	13.1%	38.4%	27.1%	39.9%

SKYWORKS SOLUTIONS, INC.

DISCUSSION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES

This release contains some or all of the following financial measures that have not been calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”): (i) non-GAAP gross profit and gross margin, (ii) non-GAAP operating income and operating margin, (iii) non-GAAP net income, (iv) non-GAAP diluted earnings per share, and (v) non-GAAP free cash flow and free cash flow margin. As set forth in the “Unaudited Reconciliations of Non-GAAP Financial Measures” table found above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare our operating performance against peer companies, and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations, or reduce management’s ability to make forecasts.

We provide investors with non-GAAP gross profit and gross margin, non-GAAP operating income and operating margin, non-GAAP net income, non-GAAP diluted earnings per share, and non-GAAP free cash flow and free cash flow margin because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, an additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of our operating results to those of our peer companies. We believe that providing non-GAAP operating income and operating margin allows investors to assess the extent to which our ongoing operations impact our overall financial performance. We also believe that providing non-GAAP net income and non-GAAP diluted earnings per share allows investors to assess the overall financial performance of our ongoing operations by eliminating the impact of share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring-related charges, and certain tax items which may not occur in each period presented and which may represent non-cash items unrelated to our ongoing operations. We further believe that providing non-GAAP free cash flow and free cash flow margin provide insight into our liquidity, our cash-generating capability, and the amount of cash potentially available to return to shareholders. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We calculate non-GAAP gross profit by excluding from GAAP gross profit, share-based compensation expense, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, and restructuring and other charges. We calculate non-GAAP operating income by excluding from GAAP operating income, share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, and restructuring-related charges. We calculate non-GAAP net income and diluted earnings per share by excluding from GAAP net income and diluted earnings per share, share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring-related charges, and certain tax items. We calculate non-GAAP free cash flow by deducting capital expenditures from GAAP net cash provided by operating activities. We exclude certain items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

Share-Based Compensation Expense - because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.

Acquisition-Related Expenses and Amortization of Acquisition-Related Intangibles - including such items as, when applicable, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, acquisition-related expenses, and amortization of acquired intangible assets because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to our future business operations and thereby including such charges does not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Settlements, Gains, Losses, and Impairments - because such settlements, gains, losses, and impairments (1) are not considered by management in making operating decisions, (2) are infrequent in nature, (3) are generally not directly controlled by management, (4) do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized, and/or (5) can vary significantly in amount between companies and make comparisons less reliable.

Restructuring and Other Charges - because these charges have no direct correlation to our future business operations and including such charges or reversals does not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Certain Income Tax Items - including certain deferred tax charges and benefits that do not result in a current tax payment or tax refund and other adjustments, including but not limited to, items unrelated to the current fiscal year or that are not indicative of our ongoing business operations.

The non-GAAP financial measures presented in the table above should not be considered in isolation and are not an alternative for the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance. Further, non-GAAP financial measures may have limited value for purposes of drawing comparisons between companies as a result of different companies potentially calculating similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

Forward Looking Statements

This release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future events, prospects, expectations and results of Skyworks. Forward-looking statements can often be identified by words such as "preliminary," “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected and may affect the company’s future operating results, financial position and cash flows.

These risks, uncertainties and other important factors include, without limitation: finalization of Skyworks’ financial closing procedures and consolidated financial statements for the fourth fiscal quarter and fiscal year ended October 3, 2025, and any adjustments identified by Skyworks’ auditors in the course of their review and audit, as applicable, of such financial statements; the potential impacts on Skyworks’ business, reputation, relationships, results of operations, cash flows and financial condition as a result of the proposed merger; the possibility that expected benefits related to the merger may not materialize as expected; the proposed merger being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; Skyworks or Qorvo’s business experiencing disruptions as a result of the acquisition or due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all; the costs, fees, expenses and other charges related to the merger, including with respect to any related litigation;; the risks of doing business internationally, including from trade war or trade protection measures (e.g., tariffs, retaliatory tariffs and other countermeasures or taxes), increased import/export restrictions and controls (e.g., Skyworks’ ability to obtain foreign-sourced raw materials, including from Chinese-based sources, as well as its ability to sell products to certain specified foreign entities only pursuant to a limited export license from the U.S. Department of Commerce), the susceptibility of the semiconductor industry and the markets addressed by Skyworks’, and its customers’, products to economic cycles or changes in economic conditions, including inflation and recession that could result from trade war or trade protection measures; reliance on a small number of key customers for a large percentage of sales; decreased gross margins and loss of market share as a result of increased competition; Skyworks’ ability to obtain design wins from customers; market acceptance of the company’s products and its customers’ products, including market acceptance of new, emerging technologies such as AI; delays in the deployment of commercial 5G networks or in consumer adoption of 5G-enabled devices; the volatility of the company’s stock price; changes in laws, regulations and/or policies that could adversely affect operations and financial results, the economy and customers’ demand for Skyworks’ products, or the financial markets and the company’s ability to raise capital; fluctuations in manufacturing yields due to the company’s complex and specialized manufacturing processes; the company’s ability to develop, manufacture and market innovative products, avoid product obsolescence, reduce costs in a timely manner, transition products to smaller geometry process technologies and achieve higher levels of design integration; the quality of products and any defect remediation costs; Skyworks’ products’ ability to perform under stringent operating conditions; the availability and pricing of third-party semiconductor foundry, assembly and test capacity, raw materials, including rare earth and similar minerals, supplier components, equipment and shipping and logistics services, including limits on the company’s customers’ ability to obtain such services and materials; risks that Skyworks may not be able to optimize its manufacturing footprint and achieve any financial and operational benefits from such efforts, including reducing fixed costs or improving utilization rates, disruptions to manufacturing processes, including relating to any relocation of key facilities; the company’s ability to successfully manage its senior management transitions; Skyworks’ ability to retain, recruit and hire key executives or the departure of any such executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement its business and product plans; the timing, rescheduling or cancellation of significant customer orders and the company’s ability, as well as the ability of its customers, to manage inventory; other economic, social, military and geopolitical conditions in the countries in which the company and its customers or suppliers operate, including the conflicts in Ukraine and the Middle East, possible disruptions in transportation networks, and fluctuations in foreign currency exchange rates; reduced flexibility in operating the company’s business as a result of the indebtedness incurred in connection with the transaction with Silicon Laboratories Inc. and Qorvo; the effects of global health crises on business conditions in the industry, including the risk of significant disruptions to the company’s business operations, as well as negative impacts to its financial condition; Skyworks’ ability to prevent theft of its intellectual property, disclosure of confidential information or breaches of its information technology systems; uncertainties of litigation, including potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; Skyworks’ ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties; Skyworks’ ability to make certain investments and acquisitions, integrate acquired companies and/or enter into strategic alliances; and other risks and uncertainties, described in the “Risk Factors” and “Management’s Discussion and Analysis” sections of Skyworks’ most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and in other filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements contained in this release are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: Skyworks and the Skyworks symbol are trademarks or registered trademarks of Skyworks Solutions, Inc., or its subsidiaries in the United States and other countries. Third-party brands and names are for identification purposes only and are the property of their respective owners.

About Skyworks

Skyworks Solutions, Inc. is empowering the wireless networking revolution. We are a leading developer, manufacturer and provider of analog and mixed-signal semiconductors and solutions for numerous applications, including aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet and wearables.

Skyworks is a global company with engineering, marketing, operations, sales and support facilities located throughout Asia, Europe and North America and is a member of the S&P 500® market index (Nasdaq: SWKS). For more information, please visit Skyworks’ website at: www.skyworksinc.com.

Media Relations:

Constance Griffiths

(949) 230-4867

Constance.Griffiths@skyworksinc.com

Investor Relations:

Raji Gill

(949) 508-0973

Raji.Gill@skyworksinc.com

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